

Consolidated Statement of Financial Condition
BGC Financial, L.P.
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 18th and 19th Floor
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2019, is true and correct. I further affirm that neither the Partnership nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer

Notary Public

CHANTAL M BARRALIS
Notary Public, State of New York
Registration #01BA6364242
Qualified In New York County
Commission Expires Sept, 11, 2021

This report contains (check all applicable boxes):

☑ Facing Page.

☑ Report of Independent Registered Public Accounting Firm.

☑ Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Changes in Partners' Capital.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Computation of Net Capital Pursuant to Rule 15c3-1.

☐ Computation of for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant Rule 15c3-3.

☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.

☑ An Oath or Affirmation.

☐ A copy of the SIPC Supplemental Report.

☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ Reconciliation of Amounts in Consolidated Statement of Financial Condition to Amounts of Amended Form Part II FOCUS.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of BGC Financial, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2019 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2019, in conformity with U.S. generally accepted accounting principles

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2020

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash and cash equivalents	$	34,340
Cash segregated under federal and other regulations		10,166
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		108,714
Receivables from related parties		84,081
Accrued commissions receivable		41,242
Fixed assets, net		1,453
Goodwill		1,821
Other assets		11,675
Total assets	$	293,492

Liabilities and Partners' Capital

Payables to broker-dealers, clearing organizations, customers and related broker-dealers	$	86,418
Payables to related parties		25,165
Accrued compensation		10,781
Accounts payable and accrued liabilities		11,642
Other liabilities		3,169
Total liabilities		137,175

Commitments and contingencies (Note 5)

Partners' capital:		
Limited partner		154,752
General partner		1,565
Total partners' capital		156,317
Total liabilities and partners' capital	$	293,492

See notes to consolidated statement of financial condition

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

December 31, 2019
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with the Securities Exchange Commission ("SEC") and an Independent Introducing Broker ("IB") registered with The National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd. ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. Effective December 18, 2019, BGCF's Futures Commission Merchant ("FCM") license was withdrawn. The consolidated statement of financial condition includes

BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), the Limited Partner and BGCF Holdings LLC (1%), the General Partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of consolidated financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions, net – Principal transactions revenue is primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenue earned from principal transactions represents the spread between the buy and sell price of the brokered security. Principal transactions revenue and related expenses are recognized on a trade date basis. Principal transactions revenue is presented net of related transaction costs

1. General and Summary of Significant Accounting Policies *(continued)*

Commissions – Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Fees from related parties – Fees from related parties consist of charges mainly for clearing services provided to affiliates. As described above, clearing services are recognized at a point in time on the trade-date. Net cash settlements between affiliates are generally performed on a monthly basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Also included is cash due to clearing brokers and cash receivables from clearing brokers.

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable is presented net of allowance for doubtful accounts. The allowance is based on management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable. There was no allowance for doubtful accounts as of December 31, 2019.

1. General and Summary of Significant Accounting Policies *(continued)*

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from U.S. GAAP Accounting Standard Codification ("ASC") Topic 410, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $366 at December 31, 2019, which approximates fair value and is included in Accounts payable and accrued liabilities in the Partnership's consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. According to ASC Topic 350, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, the Partnership first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The partnership performed impairment evaluation for the year ended December 31, 2019 and concluded that there was no impairment of its goodwill during the period.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment. The accounting policies described below were updated pursuant to the adoption of the new U.S. GAAP standard on *Leases* and related amendments on January 1, 2019. These policy updates have been applied prospectively in the Partnership's consolidated statement of financial condition from January 1, 2019 onward.

The Partnership determines whether an arrangement is a lease at inception. ROU lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities

1. General and Summary of Significant Accounting Policies *(continued)*

represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Partnership's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than twelve months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is mostly unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases,* to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other issues. In addition, in July 2018, the FASB issued

1. General and Summary of Significant Accounting Policies *(continued)*

ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provided an additional (and optional) transition method to adopt the new leases standard. Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; continue to report comparative periods presented in the statement of financial condition in the period of adoption in accordance with legacy U.S. GAAP (i.e., ASC 840, *Leases*); and provide the required disclosures under ASC 840 for all periods presented under legacy U.S. GAAP. Further, ASU 2018-11 contains a practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, *Leases (Topic 842), Codification Improvements,* to clarify certain application and transitional disclosure aspects of the new leases standard. The amendments address determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers and clarify interim period transition disclosure requirements, among other issues. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted; whereas the guidance in ASU 2019-01 became effective beginning January 1, 2020, with early adoption permitted. The Partnership adopted the above mentioned standards on January 1, 2019 using the effective date as the date of initial application.

The guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Partnership elected the 'package of practical expedients, which permitted the Partnership not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Partnership did not elect the use-of-hindsight or the practical expedient pertaining to land easements, with the latter not being applicable to the Partnership. The standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Partnership elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Partnership will not recognize ROU assets and lease liabilities, and this includes not recognizing ROU assets and lease liabilities for existing short-term leases of those assets upon transition. The Partnership also elected the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. As a result upon adoption, acting primarily as a lessee, the Partnership recognized approximately $1,136 ROU asset and approximately $1,176 lease liability on its consolidated statement of financial condition for its real estate and equipment operating leases. See Note 11—Leases for additional information on the Partnership's leasing arrangements.

1. General and Summary of Significant Accounting Policies *(continued)*

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Partnership beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to clarify that operating lease receivables accounted for under ASC 842, Leases, are not in the scope of the new credit losses guidance, and, instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The ASU makes changes to the guidance introduced or amended by ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. See below for the description of the amendments stipulated in ASU No. 2019-04. In addition, in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, Financial Instruments: Overall. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Partnership adopted the standards on their required effective date beginning January 1, 2020. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

1. General and Summary of Significant Accounting Policies *(continued)*

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment*, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The new standard became effective for the Partnership beginning January 1, 2020 and will be applied on a prospective basis. The adoption of this guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The ASU amends guidance introduced or amended by ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*, and ASU No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments to ASU No. 2016-13 clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. With respect to amendments to ASU No. 2017-12, the guidance addresses partial-term fair value hedges, fair value hedge basis adjustments, and certain transition requirements, along with other issues. The clarifying guidance pertaining to ASU No. 2016-01 requires an entity to remeasure an equity security without a readily determinable fair value accounted for under the measurement alternative at fair value in accordance with guidance in ASC 820, *Fair Value Measurement*; specifies that equity securities without a readily determinable fair value denominated in nonfunctional currency must be remeasured at historical exchange rates; and provides fair value measurement disclosure guidance. The codification improvements related to credit losses were required to be adopted concurrently with ASU No. 2016-13 as of January 1, 2020. See above for the impact of adoption of the amendments stipulated in ASU No, 2019-04. The hedge accounting standard amendments became effective for the Partnership as of

1. General and Summary of Significant Accounting Policies *(continued)*

January 1, 2020, with early adoption permitted, and may be applied either retrospectively or prospectively, with certain exceptions. The amendments related to the recognition and measurement guidance became effective for the Partnership as of January 1, 2020, with early adoption permitted, and should be applied prospectively for equity securities without readily determinable fair value with the remaining amendments to be applied on a modified retrospective transition basis by means of a cumulative-effect adjustment to the opening retained earnings balance as of the date an entity adopted all of the amendments in ASU No. 2016-01. The adoption of this guidance did not have a impact on the Partnership's consolidated statement of financial condition.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate the statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Partnership beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Partnership's consolidated statement of financial condition.

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2019, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 45,743	$ 31,641
Customers	34,930	46,043
Clearing brokers and clearing organizations	24,423	2,071
Pending trades, net	630	—
Other receivables/payables from broker-dealers and related broker-dealers	2,988	6,663
Total	$ 108,714	$ 86,418

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2019 have subsequently settled at the contracted amounts.

3. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2019
Leasehold improvements and other fixed assets	$ 4,057
Computer and communications equipment	2,550
Software, including software development costs	1,024
	7,631
Less: accumulated depreciation and amortization	6,178
Fixed assets, net	$ 1,453

4. Goodwill

The Partnership completed its annual goodwill impairment testing during the fourth quarter of 2019, which did not result in any goodwill impairment or indicators of impairment. See Note 1 — General and Summary of Significant Accounting Policies, to the Partnership's consolidated statement of financial condition for additional information regarding its goodwill accounting policies.

5. Commitments, Contingencies and Guarantees

Guarantees – The Partnership is a member of various securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's consolidated statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

In September 2019, the Partnership settled investigations conducted jointly by the CFTC and the NYAG. The CFTC and NYAG alleged that, in 2014 and 2015, certain emerging markets foreign exchange options (EFX options) brokers in the U.S. misrepresented that certain prices posted to their electronic platform were immediately executable when in fact they were not and that such brokers had communicated that transactions had been matched when they had not.

The Partnership has agreed to pay an aggregate of $15.0 million in connection with the settlements and agreed to a monitor for two years to assess regulatory compliance. The NYAG settlements include a non-prosecution agreement, and there was no criminal penalty from either agency.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. The Partnership has established reserves for employee related litigation matters. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition *(continued)*

December 31, 2019
(In Thousands)

5. Commitments, Contingencies and Guarantees *(continued)*

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

6. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2019, the Partnership was charged by Cantor and other affiliates for such services, and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition. In addition, for the year ended December 31, 2019, the Partnership was charged for allocated rent, maintenance, and other occupancy related costs, which are reported in the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

The Partnership performed clearance and settlement services for affiliates. For the year ended December 31, 2019, the Partnership recorded of fees which are included in Fees from related parties in the Partnership's uncollected balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

For the year ended December 31, 2019, the Partnership was allocated costs related to compensation awards to employees of the Partnership and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees received loans which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years.

The Partnership is charged for the amortization, forgiveness or other compensation related expenses associated with such loans. For the year ended December 31, 2019, the Partnership was allocated costs related to amortization of such awards and the unpaid balances are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

The Partnership has a loan receivable from BGC in the amount of $57,667 which is included in Receivables from related parties in the Partnership's consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

6. Related Party Transactions *(continued)*

For the year ended December 31, 2019, the Partnership earned interest from this receivable of $2,901 and the uncollected balances are included in Receivables from related parties in the Partnership's consolidated statement of financial condition.

During 2019, $25,466 due to BGC was settled by a deemed contribution to the Partnership through BGC's ownership interest in the Limited Partner and General Partner.

7. Compensation

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Partnership in the form of partnership awards in BGC. These awards entitle the employees to participate in quarterly distributions of BGC's income, and certain awards receive post-termination payments. The Partnership records an expense for distributions and for the change in the fair value of the post-termination liability. In addition, the Partnership grants rights to certain employees to exchange partnership awards into shares of BGC and Newmark Group, Inc. ("Newmark") Class A common stock.

For the year ended December 31, 2019, the Partnership was charged for these partnership awards, which are included in Payables to related parties in the Partnership's consolidated statement of financial condition.

8. Income Taxes

As of December 31, 2019, the Partnership had an effective tax rate of 0.9%. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal income tax.

As of December 31, 2019, the Partnership recorded a deferred tax asset of approximately $4,350 before a valuation allowance of approximately $3,640, which increased by $184 in the current year. The deferred tax asset consists primarily of net operating losses and book-tax differences related to exchangeability of partnership units, depreciation and accrued expenses.

The Tax Cut and Jobs Act (the "Tax Act") was enacted on December 22, 2017. The Tax Act made significant changes to the US corporate income tax system, including (1) reduction of the US federal corporate income tax rate from 35% to 21%, (2) transitioning to a territorial tax system and requiring companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred (3) implementation of a base erosion and anti-abuse tax

Notes to Consolidated Statement of Financial Condition *(continued)*

December 31, 2019
(In Thousands)

8. Income Taxes *(continued)*

("BEAT"), (4) further limitation on deductibility of interest on financing arrangements, (5) and introduction of a new provision designed to tax a foreign subsidiaries' global intangible low-taxed income ("GILTI").

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2019.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2008 through 2011 years. BGCP's U.S. federal, state and non-UBT local tax returns are no longer subject to examination by tax authorities for the years prior to 2016 and 2013, respectively. BGCF's non-U.S. tax returns are no longer subject to examination for years prior to 2013.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned indirectly by BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities. Shoken is responsible for federal and state taxes, along with other local Japanese taxes.

9. Regulatory Requirements

As a registered broker-dealer, BGCF is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). BGCF has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") arising from customer transactions, as defined.

At December 31, 2019, BGCF had net capital of $27,929 which was $27,125 in excess of its required net capital. In addition, BGCF's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000.

BGCF is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2019, BGCF segregated cash of $9,800 in a special reserve account

9. Regulatory Requirements *(continued)*

for the exclusive benefit of customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition BGCF is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ('PAB") pursuant to Rule 15c3-3. As of December 31, 2019, BGCF segregated cash of $366 into a special reserve account for the exclusive benefit of PAB customers.

BGCF is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. BGCF did not have any subordinated borrowings during the year ended December 31, 2019.

10. Financial Instruments and Off-Balance Sheet Risk

Risk and Uncertainties

The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenue for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk

The Partnership executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date.

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's consolidated statement of financial condition for any particular reporting period.

Operational Risk

In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Foreign Currency Risk

The Partnership is exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of the Partnership's revenues and expenses. In addition, changes in the remeasurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

11. Revenue from Contracts with Customers

See Note 1 — General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $41,242 at December 31, 2019. The Partnership had no impairments related to these receivables and did not have any deferred revenue at December 31, 2019.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. The Partnership did not have any capitalized costs to fulfill a contract as of December 31, 2019.

11. Leases

BGC, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.5 years to 2.8 years, some of which include options to extend the leases in 1 to 5 year increments for up to 6 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably

11. Leases *(continued)*

certain not to exercise the termination option. Payments for leases in place before the date of adoption of ASC 842, *Leases* were determined based on previous leases guidance. The Partnership recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2019.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet. ASC 842, *Leases* requires BGC to make certain assumptions and judgements in applying the guidance, including determining whether an arrangements includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate. The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If BGC has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease.

The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. BGC will use information available at the lease commencement date to determine the discount rate for any new leases.

The Partnership subleases certain real estate to third-parties. The value of these commitments is not material to the Partnership's consolidated statement of financial condition.

As of December 31, 2019, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

11. Leases *(continued)*

Supplemental information related to the Partnership's operating leases is as follows:

	Classification in Consolidated Statement of Financial Condition Amounts	As of December 31, 2019
Assets		
Operating lease right-of-use-assets	Other assets	$ 3,144
Liabilities		
Operating lease liabilities	Other long-term liabilities	$ 3,161

	Year Ended December 31, 2019
Weighted-average remaining lease term	
Operating leases (years)	2.4
Weighted-average discount rate	
Operating leases	3.1%

The following table shows the Partnership's maturity analysis of its operating lease liabilities:

	Operating Leases
Years Ending December 31,	
2020	$ 1,469
2021	1,425
2022	610
2023	83
2024	84
Thereafter	11
Total	$ 3,682
Interest	(513)
Total	$ 3,169

12. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.